Mail Stop 4561

April 8, 2010

Mr. Thomas Massie
Chief Executive Officer and Director
Bridgeline Software, Inc.
10 Sixth Road
Woburn, Massachusetts 01801

      **Re:**     **Bridgeline Software, Inc.**
                **Form 10-K for the Fiscal Year Ended September 30, 2009**
                **Filed December 29, 2009**
                **File No. 001-33567**

Dear Mr. Massie:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief